SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

8 November 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 8 November 2011 re:  Interim Management Statement

Q3 2011 Interim Management Statement

Lloyds Banking Group plc

8 November 2011

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2011.
Statutory basis
Statutory results are set out on pages 26 and 27.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison of the 2011 results on a statutory basis with 2010 is of limited benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•
In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded; and the unwind of acquisition-related fair value adjustments is shown on one line in the combined businesses income statement.

• In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:

-   integration, simplification and EU mandated retail business disposal costs;
-   volatility arising in insurance businesses;
-   payment protection insurance provision;
-   provision in relation to German insurance business litigation;

- curtailment gains and losses in respect of the Group's defined benefit pension schemes; - customer goodwill payments provision; and - loss on disposal of businesses.
To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  The EU mandated retail business disposal (Project Verde) is included in core portfolios.
The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.
The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.
In June 2011, the Group reassessed its non-core activities and a number of portfolio changes were made within the Wholesale, Commercial and International portfolios. The disclosure for the nine months ended 30 September 2010 reflects the revised basis.
Unless otherwise stated income statement commentaries throughout this document compare the nine months to 30 September 2011 to the nine months to 30 September 2010, and the balance sheet analysis compares the Group balance sheet as at 30 September 2011 to the Group balance sheet as at 31 December 2010.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

NINE MONTHS ENDED 30 SEPTEMBER 2011: KEY HIGHLIGHTS

'Although the UK economic environment has weakened in the third quarter, the flexibility in our strategic plan has allowed us to further improve our customer propositions, continue the reduction in our risk profile, strengthen our balance sheet and reduce costs.  Over time, we believe our strategy will realise the full potential of our organisation for customers and shareholders.'
Tim Tookey
Interim Group Chief Executive and Group Finance Director
FURTHER PROGRESS IN REDUCING THE GROUP'S RISK
•	Non-core assets reduced to £151.4 billion, down £11.0 billion in the quarter, and £42.3 billion (22 per cent) year-to-date.

•	Customer relationship deposits (excluding repos) have increased 4 per cent since the end of 2010.

•	Improved loan to deposit ratio of 140 per cent (31 December 2010: 154 per cent).

•
 Strong progress against term funding objectives with £30.6 billion of wholesale term issuance as at the end of September 2011, including £5.4 billion in Q3 despite challenging market conditions.  In October an additional £3 billion of term funding was issued and as a result our 2011 term funding programme is now complete.

•	Total wholesale funding now £281.9 billion, down 5 per cent on 30 June 2011.

•	Maturity profile of wholesale funding maintained, with 50 per cent having a maturity date greater than one year.

•	Robust core tier 1 capital ratio of 10.3 per cent, slightly improved since 30 June 2011 and 31 December 2010.

RESILIENT UNDERLYING TRADING PERFORMANCE DESPITE CHALLENGING MARKET CONDITIONS
•
Overall, a resilient underlying trading performance although Group performance, particularly income, reflects the subdued UK economic environment, further risk and balance sheet reduction, and higher wholesale funding costs.

•
Combined businesses profit before tax of £1,748 million for the first nine months of the year.  Before volatility effects and the impact of liability management exercises (together £188 million), profit before tax was down 6 per cent at £1,936 million.  Core profit before tax was £4,375 million in the first nine months of the year.

•	Statutory loss before tax of £3,858 million (first nine months of 2010: profit of £1,967 million) after £3.2 billion PPI provision earlier this year.

•
Total income (before volatility effects, the impact of liability management exercises and net losses on asset sales) decreased by 9 per cent to £16,095 million, reflecting subdued lending demand, continued customer deleveraging and a lower banking net interest margin.

•
Banking net interest margin down slightly at 2.10 per cent year-to-date (first half of 2011: 2.12 per cent; first nine months of 2010: 2.20 per cent) with increased funding costs partially offset by the benefit of asset repricing and funding mix giving high confidence of achieving full year guidance.

•
Operating expenses down 3 per cent.  Further gains from integration and lower operating lease depreciation were partly offset by increased employers' National Insurance contributions, inflation and other costs.

•	The integration programme is nearing completion and our focus is now on implementing the strategic review initiatives, including simplification.

•
Significant reduction in impairment charge to £7,378 million for the first nine months of 2011 (first nine months of 2010: £9,426 million) with improvements seen across all divisions, particularly Wholesale.  The third quarter impairment charge of £1,956 million is better than expected, but full year guidance is unchanged.

FINANCIAL TARGETS MAINTAINED, THOUGH DELIVERY OF MEDIUM TERM TARGETS MAY BE DELAYED IF WEAK ECONOMIC CONDITIONS PERSIST
•	Expect to deliver on the financial performance targets incorporated within 2011 guidance but overall results continue to be impacted by accounting volatility effects and non-trading items.

•
As a result of the more challenging economic conditions that have arisen over the last few months we are reassessing our assumptions, principally around GDP growth and the timing of base rate increases.  Although further opportunities for improving margins and profitability may partially mitigate these economic impacts if the current weaker economic conditions persist, the attainment of some of our medium-term financial targets, principally with regard to income related metrics, may be delayed to beyond 2014.

BUSINESS OVERVIEW

We have delivered a resilient underlying trading performance in the third quarter, which was in line with our expectations despite a weakening UK economic environment and continued competitive markets.  Our financial guidance for 2011 and the medium-term targets remain unchanged.

We have made a good start in implementing our strategic initiatives, using the flexibility that we have in our plan to focus on further strengthening our balance sheet position and on making a strong start to the delivery of cost savings through our simplification initiatives.  Given lower opportunities for growth in the current environment, we have continued to be very disciplined on incremental investment, with spend subject to the realisation of simplification benefits and a stringent view of risks, returns and strategic fit.

Our third quarter financials show further good progress on balance sheet risk reduction, including an improved core tier 1 capital ratio, and continued run down of our non-core assets.  Despite sovereign and political issues in the Eurozone causing challenging markets, we have maintained a strong liquidity and funding position.

We saw further asset quality improvements, resulting in a lower impairment charge, with benefits seen across all divisions.  As a result, the third quarter charge was lower than we had expected but we are not changing our full year guidance at this time.  Elsewhere in the income statement, we delivered a resilient underlying trading performance with costs slightly lower, primarily due to further delivery of integration savings and initial gains from simplification.  Our income performance principally reflected a smaller balance sheet as a result of subdued loan demand in our core business, and further non-core reductions.  Reported income also includes the net adverse impact of volatility effects (principally the equity conversion feature of our enhanced capital notes and net credit valuation adjustments) as set out on page 10.

Combined businesses profit also reflected the movement in the fair value of the equity conversion feature of our enhanced capital notes, and a credit valuation adjustment charge relating to changes in the value of counterparty credit risk, as a result of weaker markets.

In summary, the financial performance targets incorporated within our 2011 guidance remain unchanged, although overall we expect that results will continue to be affected by volatility effects, most of them only in accounting terms, and non-trading items.

Looking further forward, we remain confident of delivering our financial targets over time and expect to achieve strong, stable and sustainable returns for our shareholders through implementation of the strategic initiatives which form the centre piece of our strategy outlined in June 2011.  As a result of the more challenging economic conditions that have arisen over the last few months, however, we are reassessing our assumptions, principally around GDP growth and the timing of base rate increases.  Although further opportunities for improving margins and profitability may partially mitigate these economic impacts if the current weaker economic conditions persist, the attainment of some of our medium-term financial targets, principally with regard to income related metrics, may be delayed to beyond 2014.

KEY PERFORMANCE INDICATORS

Income statement	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Combined businesses:
Total income, net of insurance claims	15,253	18,007	(15)
Operating expenses1	(7,909)	(8,141)	3
Impairment	(7,378)	(9,426)	22
Profit before tax	1,748	2,488	(30)

Banking net interest margin	2.10%	2.20%
Average interest-earning banking assets	£591.4bn	£628.4bn	(6)

Statutory:
(Loss) profit before tax	(3,858)	1,967
(Loss) earnings per share	(4.1)p	2.3p

Balance sheet	As at 30 Sept 2011	As at 31 Dec 2010

Loans and advances to customers excl reverse repos	£557.4bn	£589.5bn	(5)
Customer deposits excl repos	£396.8bn	£382.5bn	4
Loan to deposit ratio2	140%	154%
Risk-weighted assets	£371.6bn	£406.4bn	(9)
Wholesale funding	£281.9bn	£298.0bn	(5)
Wholesale funding >1 year maturity	50%	50%
Core tier 1 capital ratio	10.3%	10.2%
Net tangible assets per share	58.3p	59.2p

1	Excluding impairment of tangible fixed assets of £150 million in the nine months to 30 September 2010.
2	Excludes repos of £7.8 billion (31 December 2010: £11.1 billion) and reverse repos of £20.5 billion (31 December 2010: £3.1 billion).

Further key metrics can be found on pages 32 and 33.

SUMMARY OF RESULTS

This summary compares the income statement for the nine months ended 30 September 2011 with the comparable period in 2010.  Information on a quarterly basis for 2010 and for 2011 (ended 30 September) is given on pages 28 to 31 of this announcement.

Combined businesses consolidated income statement

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£ million	£ million	%

Net interest income	9,527	10,225	(7)
Other income	6,011	8,159	(26)
Total income	15,538	18,384	(15)
Insurance claims	(285)	(377)	24
Total income, net of insurance claims	15,253	18,007	(15)
Costs:
Operating expenses	(7,909)	(8,141)	3
Impairment of tangible fixed assets	-	(150)
	(7,909)	(8,291)	5
Trading surplus	7,344	9,716	(24)
Impairment	(7,378)	(9,426)	22
Share of results of joint ventures and associates	17	(103)
(Loss) profit before tax and fair value unwind	(17)	187
Fair value unwind	1,765	2,301	(23)
Profit before tax - combined businesses	1,748	2,488	(30)

The basis of preparation of the combined businesses income statement is set out on the inside front cover.

Reconciliation of combined businesses profit before tax to statutory (loss) profit before tax

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£ million	£ million	%

Profit before tax - combined businesses	1,748	2,488	(30)
Integration, simplification and EU mandated retail business disposal costs	(1,066)	(1,172)
Volatility arising in insurance businesses	(737)	110
Amortisation of purchased intangibles	(428)	(478)
Provision in relation to German insurance business litigation	(175)	-
Payment protection insurance provision	(3,200)	-
Pension curtailment gain	-	1,019
(Loss) profit before tax – statutory	(3,858)	1,967
Taxation	1,079	(367)
(Loss) profit for the period	(2,779)	1,600

(Loss) earnings per share	(4.1)p	2.3p

Combined businesses consolidated income statement

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
Core	£ million	£ million	%

Net interest income	8,417	8,554	(2)
Other income	5,987	7,384	(19)
Total income	14,404	15,938	(10)
Insurance claims	(285)	(377)	24
Total income, net of insurance claims	14,119	15,561	(9)
Costs:
Operating expenses	(7,226)	(7,350)	2
Impairment of tangible fixed assets	-	-
	(7,226)	(7,350)	2
Trading surplus	6,893	8,211	(16)
Impairment	(2,247)	(2,463)	9
Share of results of joint ventures and associates	10	6
Profit before tax and fair value unwind	4,656	5,754	(19)
Fair value unwind	(281)	(317)
Profit before tax – core	4,375	5,437	(20)

Non-core
Net interest income	1,110	1,671	(34)
Other income	24	775	(97)
Total income	1,134	2,446	(54)
Insurance claims	-	-
Total income, net of insurance claims	1,134	2,446	(54)
Costs:
Operating expenses	(683)	(791)	14
Impairment of tangible fixed assets	-	(150)
	(683)	(941)	27
Trading surplus	451	1,505	(70)
Impairment	(5,131)	(6,963)	26
Share of results of joint ventures and associates	7	(109)
Loss before tax and fair value unwind	(4,673)	(5,567)	16
Fair value unwind	2,046	2,618
Loss before tax - non-core	(2,627)	(2,949)	11

Profit before tax - combined businesses	1,748	2,488	(30)

The basis of preparation of the core and non-core income statements is set out on the inside front cover.

BUSINESS PERFORMANCE

The Group delivered a resilient underlying trading performance in the first nine months of 2011 despite a weakening UK economic environment and continued competitive markets.  Whilst further reducing the Group's risk profile and strengthening our balance sheet position we have achieved further reductions in costs, a continued reduction in impairment and only a slight reduction in the banking net interest margin.  Though income has fallen year-on-year, before volatility effects and the impact of liability management exercises, the difference is principally due to asset reductions undertaken to strengthen the balance sheet, subdued lending demand, continued customer deleveraging, a lower banking net interest margin, primarily driven by higher wholesale funding costs, and lower treasury and trading income.

At the same time we have made a good start on our strategy to become the best bank for customers in the UK.  In addition to further strengthening our balance sheet position and making a strong start to the delivery of cost savings through our simplification initiatives, we have already commenced the implementation of a number of growth initiatives.  However, the developments in the business are not simply restricted to the growth initiatives previously identified within the strategic review.

In Retail the relationship strategy has enabled us to maintain deposit growth in excess of market growth and increase the value of our mortgages sold through the branch network.  We advanced over £21 billion of mortgages in the first nine months of the year, of which more than £4 billion was to first time buyers.  We have relaunched Halifax as a challenger brand, with the launch of a number of innovative savings propositions, and are committed to providing excellent customer service.  As a result we have achieved a number of awards across the product range including 'Best Overall Lender' at the What Mortgage Awards and Best Current Account (credit balance) from Moneynet and Moneyfacts.  In addition, we successfully completed the migration of Halifax and Bank of Scotland customer accounts and data to the scaled Lloyds TSB platforms.  This was an immense exercise involving the migration of approximately 30 million customer accounts and the platforms will now provide the foundation for the Group's transformation plans.  We have also invested in better understanding the bancassurance opportunity through researching our retail customers needs from, and propensity to buy, bancassurance products, the successful growth of which forms part of our strategy.

Within the Insurance business we have continued to deliver further cost efficiencies through integration, building upon an already strong cost position.  The focus on value over volume remains and the Life, Pensions & Investments (LP&I) UK business has maintained strong returns and margins.  From a product perspective corporate pension sales performance has been good in LP&I UK, predominantly through the success of new scheme wins, and Scottish Widows was awarded Defined Contribution (Bundled Services) Provider of the Year in the Pension and Investment Provider Awards 2011.

The Wealth business has seen significant change as we integrate the UK businesses, aligning the business platforms and enhancing the product set to create a more streamlined customer focused private banking proposition.  Despite the market headwinds and change being seen, we have continued to see strong new business inflows across the Wealth business.

Our focus on supporting business through the provision of tailored services is clearly evident in our Commercial business where we have continued to deliver net lending growth of more than 2 per cent despite a contraction in the market as a whole.  We have supported over 95,000 new business start-ups so far this year and are playing a leading role in the Business Finance Taskforce.  Service quality remains a key strength of the business and the partnership approach is fundamental to its continued success.

The Wholesale division continues to make good progress in creating a more integrated relationship-focused business.  The product capability has been enhanced in the first nine months of the year through the further development of our Debt Capital Markets capability and the implementation of Bloomberg e-trading to support trading of bonds and gilts with financial institution clients.  In addition Arena, the new online portal for foreign exchange and money market deposits, is now fully operational.

Our commitment to supporting our customers and the UK economic recovery
We are actively committed to helping UK businesses and the wider UK economy in many practical ways.  This involves the implementation of our own initiatives whilst also fully contributing to those of both industry and Government.  In particular we have acted as lead bank to implement and manage a number of key Business Finance Taskforce initiatives.  These initiatives have already achieved significant results, for instance in training and providing a free mentoring service to a wide range of developing companies, and we are continuing to build on our work to enable businesses to be as successful as they can be.  The Group actively looks at all opportunities to support UK businesses and we continue to innovate in the market to meet our customers' needs.

Another part of our support to business is through the 'Merlin' agreement announced in February between the UK Government, Lloyds Banking Group and four other major UK banks.  This has the purpose of enhancing support for UK economic recovery by jointly delivering more gross lending to UK businesses in 2011 than was provided in 2010.  The Merlin banks further undertook jointly to provide the capacity to support additional gross new lending of up to £190 billion to creditworthy UK businesses, including £76 billion for small and medium-sized enterprises (SMEs), if sufficient demand emerges.

After the first nine months of 2011, despite the challenging economic climate, the Group is on track to deliver its full year contribution to the Merlin lending agreement, both for SMEs and in total, provided sufficient demand for finance is maintained in the final quarter.  To the end of September 2011 we have provided £32.0 billion of committed gross lending to UK businesses, of which £9.6 billion has been to SMEs.  In the same period, the Group has supported the start-up of over 95,000 new SME businesses.

The net lending growth to our core Commercial business customers was over 2 per cent for the twelve months to the end of September 2011, comparing favourably with the negative movement in SME net lending across the industry as a whole, as reported in the latest available market statistics from the Bank of England published on 20 October.

The Group has achieved a market share of over 20 per cent in gross new residential mortgage lending in the UK in the first nine months of 2011, including supporting almost 40,000 customers in buying their first home.

FINANCIAL PERFORMANCE

Profit (loss) before tax
On a combined businesses basis, profit before tax decreased by 30 per cent to £1,748 million for the first nine months of 2011, compared to £2,488 million in the first nine months of 2010.  These results were impacted by a number of temporary volatility effects and the absence of liability management gains compared to 2010 (see page 10).  Excluding these effects, combined businesses profit before tax was down 6 per cent at £1,936 million.  A significant improvement in impairment, reflecting the improving credit quality of the Group's portfolios, was more than offset by reductions in income, reflecting the subdued UK economic environment, and risk and asset reductions to further strengthen the balance sheet, along with higher wholesale funding costs.

The Group made a combined businesses profit of £644 million in the third quarter, down 21 per cent from £820 million in the second quarter.  Pre-fair value unwind the Group reported a combined businesses profit before tax of £547 million this quarter, the first time a profit pre-fair value unwind has been reported since the first quarter of 2010.  Although income fell slightly in the quarter as a result of lower income in our treasury and trading business and lower lending volumes, this was more than offset by the reduction in the impairment charge which fell significantly from £2,814 million in the second quarter to £1,956 million in the third quarter with reductions seen across all divisions, particularly in Wholesale.  Costs were broadly flat quarter-on-quarter.  Excluding volatility effects combined businesses profits were £472 million.

The statutory loss before tax was £3,858 million in the first nine months of 2011, principally reflecting the £3,200 million PPI provision taken in the first half of the year.  The statutory result also includes a charge for integration, simplification and EU mandated retail business disposal costs of £1,066 million (nine months to 30 September 2010: £1,172 million) and negative insurance volatility of £737 million (nine months to 30 September 2010: positive volatility of £110 million).  After a tax credit of £1,079 million, and after taking into account the profit attributable to non-controlling interests of £45 million, the loss attributable to equity shareholders was £2,824 million and the loss per share amounted to 4.1 pence.

The Group made a statutory loss of £607 million in the third quarter and the adverse variance from the second quarter was driven by lower combined businesses profit and higher negative volatility within the insurance businesses together with a provision of £175 million in relation to German insurance business litigation.

Balance sheet
The Group made good progress against its balance sheet reduction plans in the period despite challenging market conditions.  In the first nine months of 2011, we achieved a substantial reduction in the non-core portfolio of £42 billion, resulting in the portfolio at 30 September 2011 amounting to £151 billion.

	As at 30 Sept 2011	As at 31 Dec 2010	Change	As at 30 June 2011
	£bn	£bn	%	£bn

Funded assets	599.0	655.0	(9)	612.0
Non-core assets	151.4	193.7	(22)	162.4
Non-core risk-weighted assets	121.2	143.9	(16)	128.7

Core and non-core profit (loss) before tax
Core profit before tax in the nine months ended 30 September 2011 fell 20 per cent to £4,375 million.  Excluding the temporary volatility effects and the impact of liability management gains in 2010, core profit before tax fell 9 per cent from £5,008 million to £4,563 million.  This was primarily driven by subdued lending demand, continued customer deleveraging and lower margins, primarily driven by higher wholesale funding costs.  These were partially offset by reductions in impairment and a change in funding mix.

Non-core loss before tax improved by 11 per cent to £2,627 million in the nine months to 30 September 2011 driven by lower impairment charges partially offset by asset reductions and higher wholesale funding costs coming through within lower margins.

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Core	4,375	5,437	(20)
Non-core	(2,627)	(2,949)	11
Total	1,748	2,488	(30)

Acquisition-related balance sheet adjustments
Profit before tax includes the unwind of £1,765 million of acquisition-related fair value adjustments.  The lower fair value unwind in the third quarter, compared to the previous quarter, was driven by lower non-core asset sales, lower impairment charges and foreign exchange rate movements.  As a result, we now expect the fair value unwind for 2011 to be approximately £2,200 million, below previous expectations.  Thereafter, over the medium-term, and in line with previous guidance, declining benefits are expected to accrue.

Income
Total income, net of insurance claims, decreased by 15 per cent to £15,253 million, with the decrease including a number of temporary volatility effects including the change in fair valuation of the equity conversion feature of the Group's enhanced capital notes (ECNs), banking volatility and net credit valuation adjustments as well as the absence of liability management gains.

Excluding these effects, total income, net of insurance claims, decreased by 12 per cent reflecting asset reductions undertaken to strengthen the balance sheet, subdued lending demand, continued customer deleveraging, a lower banking net interest margin, primarily driven by higher wholesale funding costs, and lower treasury and trading income.  The asset reductions, which resulted in losses of £654 million, were primarily non-core asset sales (including losses on treasury assets of £670 million, which were broadly offset by a related accelerated fair value unwind of £649 million, included elsewhere in the income statement).  Excluding the losses on asset sales, income before volatility effects and liability management gains fell 9 per cent.

Combined businesses results summary - income

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Net interest income before volatility effects	9,417	10,424	(10)
Banking volatility	110	(199)
Net interest income	9,527	10,225	(7)

Other income before volatility effects and liability management gains	6,309	7,531	(16)
Banking volatility	(142)	515
Change in fair valuation of equity conversion feature of ECNs	254	(309)
Net credit valuation adjustments	(410)	(1)
Liability management gains	-	423
Other operating income	6,011	8,159	(26)
Total income	15,538	18,384	(15)
Insurance claims	(285)	(377)
Total income, net of insurance claims	15,253	18,007	(15)
Adjustments to exclude:
Banking volatility	32	(316)
Change in fair valuation of equity conversion feature of ECNs	(254)	309
Net credit valuation adjustments	410	1
Liability management gains	-	(423)
Total income, net of insurance claims, before volatility effects and liability management gains	15,441	17,578	(12)
Adjustment to exclude gains and losses on asset sales	654	72
Total income, net of insurance claims, before volatility effects, liability management gains and losses on asset sales	16,095	17,650	(9)

The principal volatility effects impacting the period-on-period comparison were:

•	an adverse change of £348 million in banking volatility.

•
£563 million improvement in the fair valuation of the equity conversion feature of the Group's ECNs.  The total gain relating to the ECNs in the first nine months of 2011 was £254 million and comprised a loss of £236 million in the first half of the year and a gain of £490 million in the third quarter (nine months ended 30 September 2010: £309 million loss).

•
a £410 million charge in the nine months to 30 September 2011 (against a £1 million charge in the first nine months of 2010) as a result of net credit valuation adjustments (the net of debit and credit value adjustments), reflecting the increased credit risk associated with customer derivative balances from corporate and commercial banking relationships arising in the third quarter.  In the half-year to 30 June 2011 the Group recognised a £53 million net credit for valuation adjustments.

•
the absence of liability management gains in 2011.  These arose on transactions undertaken in the first nine months of 2010 as part of the Group's management of capital which exchanged certain debt securities for ordinary shares or other debt instruments.  These transactions resulted in a gain of £423 million in the first nine months of 2010 with no comparable transactions in the first nine months of 2011.

Group net interest income decreased by £698 million, or 7 per cent, to £9,527 million in the nine months ended 30 September 2011, whilst net interest income before banking volatility fell 10 per cent to £9,417 million.  This fall primarily reflects the asset reductions progressed in the period (average interest-earning banking assets fell 6 per cent), along with the reduction in net interest margin, primarily driven by higher wholesale funding costs.

The net interest margin in our banking businesses was 2.10 per cent, with the decline from 2.20 per cent in the first nine months of 2010 principally reflecting higher weighted-average wholesale funding costs, a competitive deposit market and the effect of refinancing a significant amount of government and central bank facilities, partially offset by an improvement in customer margins and funding mix.  This fully incorporates the methodology changes outlined in the October 2011 announcement (New Allocation Methodologies for Funding Costs and Capital).  As outlined within that announcement, we continue to believe the full year margin will be just above 2.05 per cent.

Other operating income decreased by 26 per cent to £6,011 million.  Excluding temporary volatility effects and the absence of liability management gains, other income decreased by 16 per cent to £6,309 million.  This decrease reflected the targeted reduction in non-core assets, including the losses on such asset sales, lower new core lending volumes and lower income in our treasury and trading business as a result of market conditions.

Core and non-core income performance

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Core	14,119	15,561	(9)
Non-core	1,134	2,446	(54)
Total income, net of insurance claims	15,253	18,007	(15)

Core banking net interest margin	2.45%	2.47%
Non-core banking net interest margin	1.09%	1.46%
Group banking net interest margin	2.10%	2.20%
Average interest-earning banking assets - core	£440.5bn	£461.9bn	(5)
Average interest-earning banking assets - non-core	£150.9bn	£166.5bn	(9)
Total average interest-earning banking assets	£591.4bn	£628.4bn	(6)

Core income decreased by 9 per cent.  Excluding volatility effects and the impact of liability management actions, core income fell by 5 per cent, principally reflecting subdued new lending demand, continued customer deleveraging, a lower banking net interest margin and lower treasury and trading income.

The 54 per cent fall in non-core income reflects the loss of income as a result of the significant reductions achieved in the non-core portfolios, and the losses on disposals of non-core assets.

Core net interest margin was broadly flat, mainly reflecting the improved funding mix in the core business, with the benefit of increased customer deposits mitigating higher wholesale funding costs.  Non-core net interest margin decreased, primarily as a result of higher wholesale funding costs and the strain from increased impaired assets.

Operating expenses
During the first nine months of 2011, operating expenses decreased by 3 per cent to £7,909 million, mainly as a result of further integration-related savings and lower levels of operating lease depreciation in Wholesale, partially offset by increased employers' National Insurance contributions, inflation and other costs.

Under legislation, the Group will only become liable to pay the Bank Levy at 31 December 2011 and, as a result, has not accrued for this cost in the first nine months of 2011.  We remain confident, however, that full year costs for 2011 will be slightly lower than 2010 despite the cost of the Bank Levy which will be accrued for in the fourth quarter.

Combined businesses results summary - costs

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Operating expenses	7,909	8,141	3
Impairment of tangible fixed assets	-	150
Total costs	7,909	8,291	5

Integration synergies annual run-rate	1,930	1,268	52

We have now substantially completed our integration programme with annual run-rate savings totalling £1,930 million achieved as at 30 September 2011. A major part of the integration from an IT perspective was the migration of Halifax and Bank of Scotland customer accounts and data to the scaled Lloyds TSB platforms and this was successfully completed in the third quarter.  This was an immense exercise involving the migration of approximately 30 million customer accounts and these platforms will now provide the foundation for the Group's transformation plans. We remain on schedule to deliver run-rate cost synergies and other operating efficiencies of £2 billion per annum by the end of 2011.

On 1 March 2011, we announced that, in order to meet our obligations under EU state aid commitments and to ensure that we retain maximum flexibility, we would accelerate the start of the retail business disposal as required by the EU (Project Verde).  Costs attributable to Project Verde in the first nine months of 2011 were £90 million and, as previously advised, are excluded from combined businesses results.

Core and non-core operating expenses
As noted in the basis of presentation on the inside front cover, costs apportioned to non-core represent only those that are expected to cease to be incurred at the point these portfolios, assets, or liabilities are divested or run-off, and operational costs are allocated to the core book unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolio being lower than would be required to manage these portfolios on a standalone basis.

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Core
Operating expenses	7,226	7,350	2

Non-core
Operating expenses	683	791	14
Impairment of tangible fixed assets	-	150
	7,909	8,291	5

Operating expenses in the core business reduced 2 per cent, with further integration-related savings, partially offset by increased employers' National Insurance contributions, inflation and other costs.

Non-core operating expenses reduced by 14 per cent, reflecting lower levels of operating lease depreciation and the elimination of certain support costs for the non-core portfolios.

Further reductions in the impairment charge
The Group has continued to see reductions in the impairment charge in 2011.  The impairment charge of £7,378 million in the first nine months of 2011 was 22 per cent lower than the £9,426 million charge in the first nine months of 2010, with higher charges in Ireland more than offset by improvements elsewhere in the Group, particularly the substantial fall in the Wholesale division's impairment charge.  The key drivers of the Wholesale and Retail divisional improvements are similar to those outlined at the half-year.

Although improvement has been seen in the third quarter across all divisions, based on our current economic assumptions we are not making any changes to our outlook statements for 2011.  We continue to expect further reductions in impairment losses in 2011, compared to 2010, and beyond. The market consensus for 2011 full year impairment at 30 September 2011 was approximately £9.9 billion and this remains broadly in line with management expectations.

Impaired loans decreased by 3 per cent compared to December 2010 to £62.5 billion, representing 10.3 per cent of closing advances, driven by a decrease in Retail and Wholesale, partially offset by an increase in impaired loans in Ireland.  The Group's coverage ratio reduced by 0.1 per cent to 45.8 per cent.

Combined businesses results summary - impairment charge

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
	£m	£m	%

Retail
Secured	416	108
Unsecured	1,179	1,870	37
	1,595	1,978	19
Wholesale	2,243	3,738	40
Commercial	206	277	26
Wealth and International
Ireland	2,476	2,171	(14)
Other	858	1,262	32
	3,334	3,433	3
Impairment charge	7,378	9,426	22

Retail's impairment charge has reduced by 19 per cent, with reductions in the unsecured portfolio more than offsetting increases in the secured book.  Credit performance remained strong with fewer assets entering arrears compared to the same period in 2010, in both the secured and unsecured portfolios.  As a percentage of average loans and advances to customers, the impairment charge decreased to 0.59 per cent, from 0.71 per cent in the same period in 2010.

During the first nine months of 2011, the secured impairment charge was £416 million, an increase on 2010, but in line with expectations.  The relatively low impairment charge of £108 million in the first nine months of 2010 was driven by a more favourable outlook for house prices against a background of stable arrears.  The proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent has decreased since the half-year and now stands at 11.4 per cent.  The value of the portfolio with an indexed loan-to-value of greater than 100 per cent and more than three months in arrears has been stable at £3.1 billion.  Impairment provisions as a percentage of impaired loans increased from 22.6 per cent at 30 September 2010 to 25.6 per cent at 30 September 2011.

The unsecured impairment charge for the first nine months of 2011 was £1,179 million, a decrease of 37 per cent, compared to the same period in 2010.  This reflected continued improving business quality and portfolio trends resulting from the Group's prudent risk appetite, with a focus on lending to existing customers.  Unsecured impaired loans decreased to £2.5 billion from £3.4 billion at 30 September 2010 as a result of tighter credit policy across the lifecycle, including stronger controls on customer affordability.  Impairment provisions as a percentage of impaired loans decreased to 46.1 per cent at 30 September 2011 from 52.8 per cent at 30 September 2010, as a result of improved asset quality.

The Wholesale impairment charge reduced materially from £3,738 million in the first nine months of 2010 to £2,243 million in the first nine months of 2011.  The impairment charge as a percentage of average loans and advances to customers improved significantly to 1.97 per cent in the first nine months of 2011 compared to 2.81 per cent in the same period in 2010.  The decrease in the charge is primarily driven by lower impairment from the corporate real estate and real estate-related asset portfolios but also reflects continued strong risk management and the continued low interest rate environment offset by subdued UK economic conditions.  The impairment charge in the third quarter at £686 million was below expectations and given the lumpy nature of corporate impairment, the subdued UK economic environment and challenging global conditions, we remain cautious on future trends.

In Commercial, the impairment charge decreased by £71 million, or 26 per cent, to £206 million in the first nine months of 2011 reflecting the benefits of the low interest rate environment, which has helped maintain defaults at a lower level, and the continued application of our prudent credit risk appetite approach.  Portfolio metrics including delinquencies and assets under close monitoring, whilst improving through supportive management actions, remain above benign environment levels.  The impairment charge as a percentage of average loans and advances to customers improved to 0.97 per cent in the first nine months of 2011 compared to 1.19 per cent in the same period in 2010.

In Wealth and International, impairment charges totalled £3,334 million, a decrease of 3 per cent from £3,433 million in the first nine months of 2010.  The modest reduction predominantly reflects lower impairment charges in the Group's Australasian business as impaired loans have stabilised, offset by higher charges in our Irish portfolio.  In Ireland, in the first nine months of this year, the level of impaired loans increased by a further £2.9 billion, resulting in 67 per cent of the total Irish portfolio now being classified as impaired.  Provisions as a percentage of impaired Irish loans were 58.1 per cent at the end of September 2011 (31 December 2010: 53.7 per cent).  Impairment coverage has increased in Ireland, primarily reflecting further falls in the commercial real estate market during 2011, and further vulnerability exists.  In Australasia, the Group's portfolio still retains significant geographical and sector concentrations which are being closely monitored.

Core and non-core impairment performance

	Impairment charge		Impairment as a % of average advances
	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010
	£m	£m	%	%

Core	2,247	2,463	0.66	0.69
Non-core	5,131	6,963	4.48	5.42
Total impairment	7,378	9,426	1.61	1.92

The core impairment charge decreased by £216 million, or 9 per cent, principally reflecting a reduction in the Retail impairment charge driven by the unsecured portfolio.  The non-core impairment charge reduced by £1,832 million, or 26 per cent, principally as a result of a material reduction in the Wholesale non-core impairment charge, driven by the same factors as the overall Wholesale impairment charge, partly offset by an increased impairment charge in Ireland.  Non-core loans and advances to customers generated 76.9 per cent of the Group's impaired loans reflecting their higher risk profile, with a coverage ratio of 47.8 per cent at 30 September 2011.

Exposures to selected Eurozone countries
The following section summarises the Group's direct exposure to certain European countries which have been identified on the basis of their higher bond yields compared to the rest of the Eurozone and the UK - Belgium, Greece, Ireland, Italy, Portugal and Spain.  In addition, we have disclosed direct sovereign exposures to all European countries.  The exposures are shown at their balance sheet carrying values, unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its indirect risks to the selected countries by establishing and monitoring risk limits for individual banks and financial institutions outside of these countries where they have direct exposures to the selected countries.  The profiles of these banks and financial institutions are monitored on a regular basis and exposures managed accordingly.

Sovereign exposures to European countries
Our sovereign exposures are primarily to the UK government but the following table includes all direct sovereign exposures to other European countries:

Direct sovereign	As at 30 Sept 2011	As at 30 June 2011
	£m	£m

Exposures to selected Eurozone countries:
Belgium	87	80
Greece	-	-
Ireland	-	-
Italy	52	35
Portugal	-	-
Spain	40	41
	179	156
Exposures with other European countries:
France	518	990
Germany	1,915	2,057
Luxembourg	470	498
Netherlands	12	12
Switzerland	103	60
Other	7	6
Total	3,204	3,779

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of Belgium, Greece, Ireland, Italy, Portugal and Spain.  Since 2009, the Group has proactively managed and reduced limits and exposures to these countries.  The direct sovereign exposures above primarily relate to holdings in government bonds and exclude balances held with central banks in these countries.

In addition to the exposures outlined above the Group maintains deposit balances with a number of European Central banks for regulatory and liquidity management purposes.  As at 30 September 2011 these balances were: Netherlands £19,876 million; Switzerland £383 million; Germany £186 million; Spain £31 million; France £6 million; Belgium £5 million; and Luxembourg £3 million.  As at 30 June 2011 these balances were: Netherlands £6,969 million; Switzerland £692 million; Germany £152 million; Spain £26 million; Belgium £7 million; and Luxembourg £3 million.

Banking groups and asset-backed securities
The Group's exposures to banking groups and asset-backed securities are analysed in the following section:

As at 30 September 2011	Banking groups	Asset-backed securities	Total
	£m	£m	£m

Belgium	309	-	309
Greece	-	61	61
Ireland	346	329	675
Italy	1,226	44	1,270
Portugal	185	369	554
Spain	2,063	408	2,471
Total	4,129	1,211	5,340

As at 30 June 2011

Belgium	318	-	318
Greece	-	70	70
Ireland	366	373	739
Italy	1,780	48	1,828
Portugal	241	424	665
Spain	2,136	450	2,586
	4,841	1,365	6,206

Just over half of the overall positions of £5.3 billion relate to structures where there are underlying assets securing the obligations (asset-backed securities or covered bonds); the balance is generally floating rate notes or short-term unsecured money market exposures or general banking facilities.

Banking groups
Exposures are to banking groups headquartered in these countries and their major subsidiaries and comprise:

As at 30 September 2011	Fixed and floating rate notes	Covered bonds	Money market, short-term and other exposures	Derivatives	Total
	£m	£m	£m	£m	£m

Belgium	230	-	74	5	309
Greece	-	-	-	-	-
Ireland	-	139	194	13	346
Italy	195	-	982	49	1,226
Portugal	-	131	54	-	185
Spain	157	1,527	365	14	2,063
Total	582	1,797	1,669	81	4,129

As at 30 June 2011

Belgium	242	-	77	(1)	318
Greece	-	-	-	-	-
Ireland	-	145	220	1	366
Italy	216	-	1,542	22	1,780
Portugal	-	150	90	1	241
Spain	163	1,584	370	19	2,136
Total	621	1,879	2,299	42	4,841

The fixed and floating rate notes (FRNs), which continue to be rated A or better, are all classified as available-for-sale financial assets and have an overall weighted maturity of less than 2 years.  They are shown at fair value with a charge of £11 million having been taken to available-for-sale reserves; no impairments have been recognised.  There were significant reductions in FRN positions during 2011 from £2,701 million at 31 December 2010 to £582 million at 30 September 2011.  These reductions are a result of asset sales and maturities.

The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned with 68 per cent rated A- or better.  The bonds benefit from over-collateralisation and are all classified as available-for-sale financial assets, with an overall weighted maturity of approximately five years.  The covered bonds are shown at fair value with a charge of £329 million having been taken to available-for-sale reserves; no impairments have been recognised.

Money market, short-term and other exposures are to major banks in the countries concerned.  They are predominantly short-term and include money market and net repo exposures, and drawn, undrawn and contingent amounts for 'other exposures', which are mainly general banking facilities.  No impairments are held against these exposures.  In addition there are unutilised money market lines and repo facilities of approximately £2.1 billion predominantly in respect of Spanish and Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.  Of these exposures, approximately 85 per cent of the balance is to institutions rated at least A-.

Derivatives are shown at fair value, adjusted where master netting agreements exist and net of collateral of £164 million.  There are no credit default swap positions in place where the counterparty bank is domiciled in one of the selected Eurozone countries.  There are credit default swap positions referenced to banking groups domiciled in Spain (net short of £21 million).

Asset-backed securities
The asset-backed securities holdings of £1,211 million are analysed by country on page 17; in the table below these are analysed between those which are included in loans and receivables and those which are included in available-for-sale financial assets.  In the majority of cases the underlying assets are residential mortgages.

As at 30 September 2011	Loans and receivables		Available- for-sale financial assets		Weighted average maturity
	Current carrying value	Fair value	Current carrying value	Total carrying value	Years
	£m	£m	£m	£m

Belgium	-	-	-	-	-
Greece	34	19	27	61	5
Ireland	162	108	167	329	8
Italy	30	32	14	44	2
Portugal	217	148	152	369	9
Spain	225	179	183	408	8
Total	668	486	543	1,211	8

As at 30 June 2011

Belgium	-	-	-	-	-
Greece	36	23	34	70	6
Ireland	170	135	203	373	8
Italy	33	36	15	48	2
Portugal	232	194	192	424	9
Spain	246	208	204	450	8
Total	717	596	648	1,365	8

The loans and receivables are held at amortised cost, net of £4 million of impairment allowances.  The available-for-sale financial assets are shown at fair value with a charge of £251 million having been taken to available-for-sale reserves.  Significant reductions were achieved during 2011 with the overall portfolio of asset-backed securities relevant to the selected countries reducing from £2,677 million at 31 December 2010 to £1,211 million at 30 September 2011, predominantly through asset sales.

Financial assets held for trading and assets held by insurance businesses
The Group's exposures to Belgium, Greece, Ireland, Italy, Portugal and Spain classified as financial assets held for trading and assets held by insurance businesses are as follows:

As at 30 September 2011	Financial assets held for trading	Assets held by insurance businesses	Total
	£m	£m	£m

Belgium	1	270	271
Greece	-	-	-
Ireland	1	81	82
Italy	295	99	394
Portugal	16	-	16
Spain	106	81	187
Total	419	531	950

As at 30 June 2011

Belgium	1	477	478
Greece	-	-	-
Ireland	3	79	82
Italy	221	143	364
Portugal	21	-	21
Spain	149	211	360
Total	395	910	1,305

Financial assets held for trading
These exposures are a direct result of flows within the credit trading market-making business.  The exposure is made up of £94 million of corporates (predominantly utility companies) and £325 million of financial institutions.  These positions are managed on a relative value basis, held at fair value, and marked-to-market with movements being taken through the income statement on a daily basis.

Assets held by insurance businesses
Within the Group's insurance businesses, related exposures of £531 million are held outside the with profits and unit linked funds.  Approximately £222 million of these exposures relate to direct investments where the issuer is resident in Belgium, Ireland, Italy or Spain and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Investment Cash Fund) where, in line with the investment mandates, cash is invested in the money markets.

Corporate and retail exposures
The Group's corporate and retail exposures to Belgium, Greece, Ireland, Italy, Portugal and Spain are classified as loans and receivables, and exclude undrawn commitments and contingent liabilities:

	Corporate exposures			Retail exposures
As at 30 September 2011	Loans and advances to customers	Impairment provisions	Net exposure	Loans and advances to customers	Impairment provisions	Net exposure
	£m	£m	£m	£m	£m	£m

Belgium	454	3	451	-	-	-
Greece	626	69	557	-	-	-
Ireland	16,738	8,092	8,646	7,425	972	6,453
Italy	68	3	65	-	-	-
Portugal	120	16	104	10	1	9
Spain	1,958	142	1,816	1,723	31	1,692
Total	19,964	8,325	11,639	9,158	1,004	8,154

As at 30 June 2011

Belgium	563	7	556	-	-	-
Greece	773	-	773	-	-	-
Ireland	17,210	7,958	9,252	7,920	886	7,034
Italy	173	1	172	-	-	-
Portugal	146	-	146	10	-	10
Spain	2,050	124	1,926	1,835	30	1,805
Total	20,915	8,090	12,825	9,765	916	8,849

Belgian exposures
Belgian exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

Greek exposures
The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

Irish exposures
The gross exposure in Ireland excludes lending from Ireland to customers domiciled in the UK.

Spanish corporate exposures
The corporate exposure in Spain is mainly local lending (90 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (78 per cent) and commercial real estate (22 per cent).  The corporate loans and project finance facilities have impaired lending of 3 per cent which is fully provided.  The commercial real estate is 22 per cent impaired, with a coverage ratio of 47 per cent.  The remaining 10 per cent represents loans extended by the Wholesale division to corporate and commercial real estate clients domiciled in Spain, with an impairment provision of £58 million.

Spanish retail exposures
The Spanish retail exposures are predominantly secured residential mortgages, where about half of the borrowers are expatriates.  The average marked-to-market loan-to-value is 62 per cent and impaired loans represent 6 per cent of the total exposures, with a coverage ratio of 31 per cent.

Balance sheet

Stable capital ratios
Our core tier 1 capital ratio was 10.3 per cent at the end of September (31 December 2010: 10.2 per cent). The impact of the statutory loss was more than offset by a reduction in risk-weighted assets of £35 billion.  The total capital ratio improved to 15.3 per cent (31 December 2010: 15.2 per cent).

Risk-weighted assets reduced 9 per cent to £371.6 billion in the first nine months of 2011, driven by the run-down of our non-core asset portfolio and weak demand for new lending, with new lending being of better quality than existing portfolios.  At the half-year, we outlined that we did not expect our risk-weighted assets to reduce in the second half of the year given that the implementation of the new Capital Requirements Directive (CRD) 2 and 3 rule changes were expected to offset the effect of further risk-weighted asset reductions.  The CRD 2 and 3 changes will impact at the end of the year but are likely to be broadly offset by further risk-weighted asset reductions.  We therefore expect the year end risk-weighted asset position to be broadly in line with the position as at the end of September.

	As at 30 Sept 2011	As at 31 Dec 2010	Change %	As at 30 June 2011

Risk-weighted assets	£371.6bn	£406.4bn	(9)	£383.3bn
Core tier 1 capital ratio	10.3%	10.2%		10.1%
Tier 1 capital ratio	11.9%	11.6%		11.6%
Total capital ratio	15.3%	15.2%		15.0%

Further progress on balance sheet reduction
Total Group funded assets decreased to £599 billion from £655 billion at 31 December 2010, substantially driven by reductions in non-core portfolios across the four banking divisions, continued customer deleveraging and de-risking and subdued demand in lending markets.  We are pleased with the progress made on our balance sheet reduction plans in the period, given challenging market conditions.  In the first nine months of 2011, we achieved a substantial reduction in the non-core portfolio of £42 billion, resulting in the portfolio at 30 September 2011 amounting to £151 billion.  Pleasingly, this reduction includes more than £1 billion from the Irish portfolio.

	As at 30 Sept 2011	As at 31 Dec 2010	Change	As at 30 June 2011
	£bn	£bn	%	£bn

Funded assets	599.0	655.0	(9)	612.0
Non-core assets	151.4	193.7	(22)	162.4
Non-core risk-weighted assets	121.2	143.9	(16)	128.7

Further strengthening of our liquidity and funding position
The Group made excellent progress against its funding objectives in the first nine months of 2011 and further enhanced its general funding and liquidity position which is supported by a robust and stable customer deposit base.  Customer deposits excluding repos increased by 4 per cent, reflecting good growth in relationship deposits in Retail and in Wealth and International.

By the end of the third quarter of 2011, our loan to deposit ratio, excluding repos and reverse repos, had improved to 140 per cent and we expect this will continue to improve as we reduce our non-core lending balances further.  Our core loan to deposit ratio also improved to 112 per cent from 120 per cent at the end of 2010.  Strong term issuance in the first nine months of 2011 has also allowed the Group to reduce its short-term wholesale funding and maintain its maturity profile of wholesale funding with 50 per cent of wholesale funding having a maturity date greater than one year at 30 September 2011.

Though funding markets remain challenging we made good progress in the third quarter of 2011 on our term funding issuance plans with £5.4 billion of wholesale term issuance, having achieved over £25 billion of term issuance in the first half of the year.  The Group previously announced that we expect to issue new funding of between £5 billion and £10 billion over the second half of this year across all public and private issuance programmes.  With a further £3 billion of term funding having been completed during October, the 2011 term funding programme is complete.  We will continue to be selective as to which products and markets we will participate in during the remainder of 2011 and any further funding will be classified as pre-funding for 2012.

The Group has made excellent progress in reducing its liquidity support from governmental and central bank sources, achieving a reduction of £60 billion in the first nine months of this year and leaving £36.8 billion outstanding at the end of September.  We expect to repay the remaining facilities in line with their contractual maturity dates, £13 billion in the final quarter of 2011, £19 billion in the first half of 2012 and £5 billion in the second half of 2012.

The Group also continues to maintain a strong liquidity position, considerably in excess of current regulatory requirements (the ILG regulatory minimum).  Our primary liquidity portfolio at the half-year was £101 billion and at the end of September this had reduced slightly to £97 billion, which is in line with the level at December 2010.  This represents approximately 120 per cent of our money market funding positions at end September 2011 and is approximately 70 per cent of all wholesale funding with a maturity of less than a year, and thus provides a substantial buffer in the event of continued market dislocation.  In addition to this primary liquidity, the Group continues to hold more than £123 billion of secondary liquidity.

Since 31 January 2010, the Group has been prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries.  This prohibition ends on 31 January 2012.  The Group intends to be in a position to recommence payment of coupons and dividends on these hybrid capital securities after this date.  Future coupons and dividends on these hybrid capital securities will, however, be paid subject to, and in accordance with, the terms of those securities.

	As at 30 Sept 2011	As at 31 Dec 2010	Change %	As at 30 June 2011

Customer deposits1	£396.8bn	£382.5bn	4	£394.9bn
Wholesale funding	£281.9bn	£298.0bn	(5)	£295.6bn
Loan to deposit ratio2	140%	154%		144%
Core business loan to deposit ratio2	112%	120%		114%
Government and central bank facilities	£36.8bn	£96.6bn	(62)	£37.1bn
Proportion of wholesale funding with maturity of greater than one year	50%	50%		49%
Primary liquid assets	£97.0bn	£97.5bn	(1)	£100.9bn

1	Excluding repos of £7.8 billion (31 December 2010: £11.1 billion; 30 June 2011: £5.0 billion).
2	Excluding repos and reverse repos.

Other financial information

Integration and simplification costs
Integration and simplification costs of £976 million were incurred in the first nine months of 2011.  These costs relate to severance, IT and business costs of implementation.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group's insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns compared with less volatile assets over the longer term, the short-term effect of investment market volatility can be significant.  The negative insurance and policyholder interests volatility of £737 million in the first nine months of 2011 reflects less optimistic economic forecasts combined with lower equity and cash returns compared to long-term expectations.

Taxation
The tax credit for the nine months to 30 September 2011 was £1,079 million.  This reflects a higher effective tax rate than the UK statutory rate primarily due to the recognition of deferred tax on losses previously unrecognised and a policyholder tax credit, net of the effect on deferred tax of the reduction in the UK corporation tax rate to 26 per cent with effect from 1 April 2011 and to 25 per cent with effect from 1 April 2012.

Additional information

Independent Commission on Banking (ICB)
The ICB published its final report on 12 September 2011 and HM Treasury has committed to responding to the ICB report by the end of this year.  HM Treasury have also committed to consulting on the costs and benefits of the most appropriate way to implement the recommended changes.

We are continuing to engage constructively and actively with HM Treasury with regard to all areas of the ICB proposals.

EU mandated retail business disposal (Project Verde)
The Group continues to progress the Verde business disposal and has received a number of approaches for the business.  As previously indicated an Initial Public Offering (IPO) is a potential alternative to a direct sale and, to that end, in September we began formal discussions with the UKLA.  We are aiming to identify a preferred option by the year end.

PPI
Our review of the compliance with applicable sales standards continues to make good progress and we continue to believe that the provision we took in the first half of 2011 in respect of the anticipated costs of contact and/or redress, including administration expenses, is adequate and that we are appropriately provided.

Provision in relation to German insurance business litigation
As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds.  CMIG's strategy includes defending claims robustly and appealing against adverse judgments.  The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved.  However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group is recognising a provision of £175 million.  Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010
	£ million	£ million

Interest and similar income	20,308	21,699
Interest and similar expense	(10,375)	(12,303)
Net interest income	9,933	9,396
Fee and commission income	3,292	3,381
Fee and commission expense	(1,116)	(1,282)
Net fee and commission income	2,176	2,099
Net trading income	(5,732)	9,725
Insurance premium income	6,187	6,166
Other operating income	1,703	3,161
Other income	4,334	21,151
Total income	14,267	30,547
Insurance claims	843	(11,616)
Total income, net of insurance claims	15,110	18,931
Payment protection insurance provision	(3,200)	-
Other operating expenses	(9,772)	(9,131)
Total operating expenses	(12,972)	(9,131)
Trading surplus	2,138	9,800
Impairment	(6,017)	(7,734)
Share of results of joint ventures and associates	21	(99)
(Loss) profit before tax	(3,858)	1,967
Taxation	1,079	(367)
(Loss) profit for the period	(2,779)	1,600

Profit attributable to non-controlling interests	45	77
(Loss) profit attributable to equity shareholders	(2,824)	1,523
(Loss) profit for the period	(2,779)	1,600

Basic earnings per share	(4.1)p	2.3p
Diluted earnings per share	(4.1)p	2.3p

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 30 Sept 2011	As at 31 Dec 2010	As at 30 June 2011
	£ million	£ million	£ million

Assets
Cash and balances at central banks	57,578	38,115	55,240
Trading and other financial assets at fair value through profit or loss	143,886	156,191	155,181
Derivative financial instruments	66,272	50,777	45,256
Loans and receivables:
Loans and advances to customers	577,864	592,597	587,843
Loans and advances to banks	29,933	30,272	28,170
Debt securities	14,211	25,735	15,521
	622,008	648,604	631,534
Available-for-sale financial assets	36,317	42,955	32,793
Held-to-maturity investments	8,049	7,905	7,842
Other assets	49,971	47,027	51,105
Total assets	984,081	991,574	978,951

Liabilities
Deposits from banks	36,121	50,363	31,294
Customer deposits	404,604	393,633	399,919
Trading and other financial liabilities at fair value through profit or loss	28,629	26,762	27,290
Derivative financial instruments	55,603	42,158	36,049
Debt securities in issue	213,957	228,866	231,194
Liabilities arising from insurance and investment contracts	124,022	132,092	133,097
Subordinated liabilities	36,452	36,232	35,585
Other liabilities	38,368	34,566	38,977
Total liabilities	937,756	944,672	933,405

Total equity	46,325	46,902	45,546

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT - QUARTERLY ANALYSIS

	Three months ended 30 Sept 2011	Three months ended 30 June 2011	Three months ended 31 March 2011
	£ million	£ million	£ million

Net interest income	3,149	3,147	3,231
Other income	2,013	2,310	1,688
Total income	5,162	5,457	4,919
Insurance claims	(87)	(84)	(114)
Total income, net of insurance claims	5,075	5,373	4,805
Costs:
Operating expenses	(2,577)	(2,581)	(2,751)
Impairment of tangible fixed assets	-	-	-
	(2,577)	(2,581)	(2,751)
Trading surplus	2,498	2,792	2,054
Impairment	(1,956)	(2,814)	(2,608)
Share of results of joint ventures and associates	5	3	9
Profit (loss) before tax and fair value unwind	547	(19)	(545)
Fair value unwind	97	839	829
Profit before tax - combined businesses	644	820	284
Banking net interest margin	2.05%	2.09%	2.16%
Impairment as a % of average advances	1.30%	1.84%	1.70%

	Three months ended 31 Dec 2010	Three months ended 30 Sept 2010	Three months ended 30 June 2010	Three months ended 31 March 2010
	£ million	£ million	£ million	£ million

Net interest income	3,597	3,314	3,403	3,508
Other income	2,005	2,328	3,285	2,546
Total income	5,602	5,642	6,688	6,054
Insurance claims	(165)	(116)	(107)	(154)
Total income, net of insurance claims	5,437	5,526	6,581	5,900
Costs:
Operating expenses	(2,787)	(2,706)	(2,701)	(2,734)
Impairment of tangible fixed assets	-	-	(150)	-
	(2,787)	(2,706)	(2,851)	(2,734)
Trading surplus	2,650	2,820	3,730	3,166
Impairment	(3,755)	(2,872)	(4,139)	(2,415)
Share of results of joint ventures and associates	12	(41)	(33)	(29)
(Loss) profit before tax and fair value unwind	(1,093)	(93)	(442)	722
Fair value unwind	817	978	941	382
(Loss) profit before tax - combined businesses	(276)	885	499	1,104
Banking net interest margin	2.23%	2.20%	2.20%	2.21%
Impairment as a % of average advances	2.21%	1.77%	2.49%	1.50%

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT- QUARTERLY ANALYSIS (continued)

Core	Three months ended 30 Sept 2011	Three months ended 30 June 2011	Three months ended 31 March 2011
	£ million	£ million	£ million

Net interest income	2,858	2,772	2,787
Other income	1,892	2,284	1,811
Total income	4,750	5,056	4,598
Insurance claims	(87)	(84)	(114)
Total income, net of insurance claims	4,663	4,972	4,484
Costs:
Operating expenses	(2,366)	(2,341)	(2,519)
Impairment of tangible fixed assets	-	-	-
	(2,366)	(2,341)	(2,519)
Trading surplus	2,297	2,631	1,965
Impairment	(611)	(907)	(729)
Share of results of joint ventures and associates	7	-	3
Profit before tax and fair value unwind	1,693	1,724	1,239
Fair value unwind	(184)	(64)	(33)
Profit before tax - core combined businesses	1,509	1,660	1,206
Banking net interest margin	2.47%	2.39%	2.47%
Impairment as a % of average advances	0.55%	0.80%	0.64%

Core	Three months ended 31 Dec 2010	Three months ended 30 Sept 2010	Three months ended 30 June 2010	Three months ended 31 March 2010
	£ million	£ million	£ million	£ million

Net interest income	2,870	2,795	2,867	2,892
Other income	1,757	2,166	3,082	2,136
Total income	4,627	4,961	5,949	5,028
Insurance claims	(165)	(116)	(107)	(154)
Total income, net of insurance claims	4,462	4,845	5,842	4,874
Costs:
Operating expenses	(2,534)	(2,442)	(2,441)	(2,467)
Impairment of tangible fixed assets	-	-	-	-
	(2,534)	(2,442)	(2,441)	(2,467)
Trading surplus	1,928	2,403	3,401	2,407
Impairment	(1,149)	(810)	(814)	(839)
Share of results of joint ventures and associates	8	4	7	(5)
Profit before tax and fair value unwind	787	1,597	2,594	1,563
Fair value unwind	(72)	4	(192)	(129)
Profit before tax - core combined businesses	715	1,601	2,402	1,434
Banking net interest margin	2.50%	2.49%	2.45%	2.47%
Impairment as a % of average advances	0.96%	0.67%	0.67%	0.73%

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT- QUARTERLY ANALYSIS (continued)

Non-core	Three months ended 30 Sept 2011	Three months ended 30 June 2011	Three months ended 31 March 2011
	£ million	£ million	£ million

Net interest income	291	375	444
Other income	121	26	(123)
Total income	412	401	321
Insurance claims	-	-	-
Total income, net of insurance claims	412	401	321
Costs:
Operating expenses	(211)	(240)	(232)
Impairment of tangible fixed assets	-	-	-
	(211)	(240)	(232)
Trading surplus	201	161	89
Impairment	(1,345)	(1,907)	(1,879)
Share of results of joint ventures and associates	(2)	3	6
Loss before tax and fair value unwind	(1,146)	(1,743)	(1,784)
Fair value unwind	281	903	862
Loss before tax - non-core combined businesses	(865)	(840)	(922)
Banking net interest margin	0.87%	1.16%	1.24%
Impairment as a % of average advances	3.64%	4.93%	4.82%

Non-core	Three months ended 31 Dec 2010	Three months ended 30 Sept 2010	Three months ended 30 June 2010	Three months ended 31 March 2010
	£ million	£ million	£ million	£ million

Net interest income	727	519	536	616
Other income	248	162	203	410
Total income	975	681	739	1,026
Insurance claims	-	-	-	-
Total income, net of insurance claims	975	681	739	1,026
Costs:
Operating expenses	(253)	(264)	(260)	(267)
Impairment of tangible fixed assets	-	-	(150)	-
	(253)	(264)	(410)	(267)
Trading surplus	722	417	329	759
Impairment	(2,606)	(2,062)	(3,325)	(1,576)
Share of results of joint ventures and associates	4	(45)	(40)	(24)
Loss before tax and fair value unwind	(1,880)	(1,690)	(3,036)	(841)
Fair value unwind	889	974	1,133	511
Loss before tax - non-core combined businesses	(991)	(716)	(1,903)	(330)
Banking net interest margin	1.47%	1.39%	1.48%	1.50%
Impairment as a % of average advances	5.93%	4.89%	7.93%	3.56%

RECONCILIATION OF COMBINED BUSINESSES PROFIT (LOSS) BEFORE TAX TO
STATUTORY (LOSS) PROFIT BEFORE TAX - QUARTERLY ANALYSIS

	Three months ended 30 Sept 2011	Three months ended 30 June 2011	Three months ended 31 March 2011
	£ million	£ million	£ million

Profit before tax - combined businesses	644	820	284
Integration, simplification and EU mandated retail business disposal costs	(377)	(356)	(333)
Volatility arising in insurance businesses	(560)	(100)	(77)
Amortisation of purchased intangibles	(139)	(145)	(144)
Provision in relation to German insurance business litigation	(175)	-	-
Payment protection insurance provision	-	-	(3,200)
(Loss) profit before tax - statutory	(607)	219	(3,470)

	Three months ended 31 Dec 2010	Three months ended 30 Sept 2010	Three months ended 30 June 2010	Three months ended 31 March 2010
	£ million	£ million	£ million	£ million

(Loss) profit before tax - combined businesses	(276)	885	499	1,104
Integration, simplification and EU mandated retail business disposal costs	(481)	(368)	(369)	(435)
Volatility arising in insurance businesses	196	309	(413)	214
Amortisation of purchased intangibles	(151)	(155)	(161)	(162)
Customer goodwill payments provision	(500)	-	-	-
Pension curtailment (loss) gain	(109)	-	1,019	-
Loss on disposal of businesses	(365)	-	-	-
(Loss) profit before tax - statutory	(1,686)	671	575	721

INCOME STATEMENT - BUSINESS METRICS

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010	Change
Results	£m	£m	%

Statutory
Total income, net of insurance claims	15,110	18,931	(20)
Total operating expenses	(12,972)	(9,131)	(42)
Trading surplus	2,138	9,800	(78)
Impairment	(6,017)	(7,734)	22
(Loss) profit before tax	(3,858)	1,967
(Loss) profit attributable to equity shareholders	(2,824)	1,523
(Loss) earnings per share	(4.1)p	2.3p
Combined businesses basis
Total income, net of insurance claims	15,253	18,007	(15)
Total income, net of insurance claims, before volatility effects and liability management gains1	15,441	17,578	(12)
Operating expenses2	(7,909)	(8,141)	3
Trading surplus	7,344	9,716	(24)
Impairment	(7,378)	(9,426)	22
Profit before tax	1,748	2,488	(30)
Profit before tax, before volatility effects and liability management gains1	1,936	2,059	(6)

Banking net interest margin	2.10%	2.20%
Average interest-earning banking assets	£591.4bn	£628.4bn	(6)
Cost:income ratio2,3	51.9%	45.2%
Impairment as a % of average advances4	1.61%	1.92%
Combined businesses basis - core
Total income, net of insurance claims	14,119	15,561	(9)
Total income, net of insurance claims, before volatility effects and liability management gains1	14,307	15,132	(5)
Operating expenses	(7,226)	(7,350)	2
Trading surplus	6,893	8,211	(16)
Impairment	(2,247)	(2,463)	9
Profit before tax	4,375	5,437	(20)

Banking net interest margin	2.45%	2.47%
Average interest-earning banking assets	£440.5bn	£461.9bn	(5)
Cost:income ratio3	51.2%	47.2%
Impairment as a % of average advances4	0.66%	0.69%

1
Excluding an increase in the fair value of the equity conversion feature of the Group's ECNs of £254 million (nine months to 30 September 2010: reduction of £309 million); negative derivative value adjustments of £410 million (nine months to 30 September 2010: £1 million); a banking volatility charge of £32 million (nine months to 30 September 2010: credit of £316 million); and, in the nine months to 30 September 2010, liability management gains of £423 million.

2	Excluding impairment of tangible fixed assets of £150 million in the nine months to 30 September 2010.
3	Operating expenses divided by total income, net of insurance claims.
4	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.

CAPITAL AND BALANCE SHEET - BUSINESS METRICS

	As at 30 Sept 2011	As at 31 Dec 2010	Change %	As at 30 June 2011

Statutory
Total assets:
Banking assets	£822.2bn	£822.4bn		£807.1bn
Insurance assets	£161.9bn	£169.2bn		£171.9bn
	£984.1bn	£991.6bn		£979.0bn

Loans and advances to customers1	£577.9bn	£592.6bn	(2)	£587.8bn
Customer deposits2	£404.6bn	£393.6bn	3	£399.9bn
Loans and advances to customers excl reverse repos	£557.4bn	£589.5bn	(5)	£568.1bn
Customer deposits excl repos	£396.8bn	£382.5bn	4	£394.9bn
Total customer balances3	£954.2bn	£972.0bn	(2)	£963.0bn
Loan to deposit ratio4	140%	154%		144%
Funds under management5	£178.4bn	£192.0bn	(7)	£193.3bn
Wholesale funding	£281.9bn	£298.0bn	(5)	£295.6bn
Wholesale funding >1 year maturity	50%	50%		49%
Funded assets	£599.0bn	£655.0bn	(9)	£612.0bn
Primary liquidity portfolio	£97.0bn	£97.5bn	(1)	£100.9bn
Risk-weighted assets	£371.6bn	£406.4bn	(9)	£383.3bn
Core tier 1 capital ratio	10.3%	10.2%		10.1%
Net tangible assets per share	58.3p	59.2p		57.2p
Leverage ratio	18 times	17 times		18 times

Core
Loans and advances to customers excl reverse repos	£439.6bn	£454.2bn	(3)	£443.3bn
Loans and advances to banks excl reverse repos	£22.8bn	£25.7bn		£24.0bn
Reverse repos	£26.9bn	£7.3bn		£23.6bn
Debt securities	£0.2bn	£0.3bn		£0.2bn
Available-for-sale financial assets	£24.3bn	£20.9bn		£19.7bn
Other	£318.9bn	£289.5bn		£305.8bn
Total core assets	£832.7bn	£797.9bn	4	£816.6bn

Customer deposits excl repos	£392.4bn	£377.0bn		£390.4bn
Total customer balances3	£832.0bn	£831.2bn		£833.7bn
Loan to deposit ratio4	112%	120%		114%
Risk-weighted assets	£250.4bn	£262.5bn		£254.6bn

Non-core
Loans and advances to customers excl reverse repos	£117.8bn	£135.3bn	(13)	£124.8bn
Loans and advances to banks	£0.7bn	£0.4bn		£0.3bn
Debt securities	£14.0bn	£25.4bn		£15.3bn
Available-for-sale financial assets	£12.0bn	£22.1bn		£13.1bn
Other	£6.9bn	£10.5bn		£8.9bn
Total non-core assets	£151.4bn	£193.7bn	(22)	£162.4bn

Customer deposits excl repos	£4.4bn	£5.5bn		£4.5bn
Risk-weighted assets	£121.2bn	£143.9bn	(16)	£128.7bn

1	Includes reverse repos of £20.5 billion (31 December 2010: £3.1 billion; 30 June 2011: £19.7 billion).
2	Includes repos of £7.8 billion (31 December 2010: £11.1 billion; 30 June 2011: £5.0 billion).
3	Total customer balances are the aggregate of loans and advances to customers excluding reverse repos and customer deposits excluding repos.
4	Excludes reverse repos of £20.5 billion (31 December 2010: £3.1 billion; 30 June 2011: £19.7 billion) and repos of £7.8 billion (31 December 2010: £11.1 billion; 30 June 2011: £5.0 billion).
5	Funds under management within Wealth and International division.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Kate O'Neill
Managing Director, Investor Relations
020 7356 3520
email: kate.o'neill@ltsb-finance.co.uk

CORPORATE AFFAIRS
Matthew Young
Director of Corporate Affairs
020 7356 2231
email: matt.young@lloydsbanking.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  8 November 2011